SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of class of securities)
G84384 10 9
(CUSIP Number)

Beijing Holdings Limited	Mitchell S. Nussbaum
Room 4301, 43rd Floor	Loeb & Loeb LLP
Central Plaza	345 Park Avenue
18 Harbour Road	New York, New York 10154
Wanchai	212-407-4159
Hong Kong
(Persons Authorized to Receive Notices and Communications)
                                 January 12, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP No. G84384-10-9	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
3	SEC USE ONLY
4	SOURCE OF FUNDS* (Please see Item 3 below)
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
5
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 7,632,882
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER N/A
EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,632,882
PERSON WITH	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 7,632,882
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.70%
14	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!
     Schedule 13D
Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (“CTDC” or the “Company”). CTDC’s executive office is located at Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.
Item 2. Identity and Background
     This statement is filed by Beijing Holdings Limited (“Beijing Holdings” or the “Reporting Person”), a Hong Kong corporation principally engaged in making investments. The address of the principal business office of Beijing Holdings is Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.
(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f)	Not applicable.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to the Option Agreement dated as of September 13, 2005 entered into between Beijing Holdings and the Company, the Company was granted a call option (the “Call Option”) to acquire the remaining 49% equity interest of China Natures Technology Inc. (formerly known as Future Solutions Development Inc.) (“CNT”). On December 7, 2005, CTDC exercised the Call Option to acquire the remaining 49% equity interest of the issued and outstanding stock of CNT and the consideration of the acquisition was the issue of 2,146,200 new shares of common Stock of CTDC (the “Shares”) to be issued by CTDC to Beijing

Holdings at the approximate price of $2.73 per share. The closing of the transaction took place on December 12, 2005 and the Shares were issued to Beijing Holdings on December 22, 2005.
Item 4. Purpose of Transaction
     The exercise of the Call Option by CTDC was to enable CTDC to acquire the 100% controlling stake in CNT and the Reporting Person to increase in investment in CTDC. The special resolution of shareholders of CTDC approving the entering into the Option Agreement was passed on October 21, 2005. The exercise price of the Call Option is 2,146,200 shares of newly issued Common Stock of CTDC at approximately $2.73 per share.
     Except as may be provided herein or in the Option Agreement and the Sale and Purchase Agreement, the Reporting Person at the date does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities in CTDC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CTDC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CTDC or any of its subsidiaries; (vi) any change in the present board of directors or management of CTDC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of CTDC; (vi) any other material change in CTDC’s corporate structure, (vii) any changes in CTDC’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CTDC by any person; (viii) causing a class of securities of CTDC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of CTDC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	Beijing Holdings is the beneficial owner of 7,632,882 shares of Common Stock, representing approximately 67.70% of the total issued and outstanding Common Stock.

(b)	Beijing Holdings has sole investment and holding power of 7,632,882 shares of Common Stock.

(c)	Other than the Shares, the Reporting Person has not purchase shares of Common Stock of CTDC during the past 60 days from the date of this report.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to direct the receipt of dividends from, as the proceeds from the sale of the shares owned by the Reporting Person.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by CTDC, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.
     A summary of the Option Agreement and the Sale and Purchase Agreement, which are incorporated herein by reference, is provided in Item 4 herein.
Item 7. Material to be Filed as Exhibits
     Exhibit 1 — Option Agreement dated September 13, 2005

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: January 12, 2006

BEIJING HOLDINGS LIMITED
By:	/s/ Changshan Zhao
	Name:	Changshan Zhao
	Title:	Director